No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2025

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Notice Concerning Change (Resignation) in Representative Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: April 7, 2025

[Translation]

April 7, 2025

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Notice Concerning Change (Resignation) in Representative Executive Officer

Honda Motor Co., Ltd. (the “Company”) has accepted the resignation of Director, Executive Vice President and Representative Executive Officer Shinji Aoyama.

1.	Representative Executive Officers and Directors to change (resign)

Director, Executive Vice President and Representative Executive Officer Shinji Aoyama

2.	Date of change (resignation)

April 7, 2025

3.	Reason for change (resignation)

The Company has become aware that Honda Director, Executive Vice President and Representative Executive Officer Shinji Aoyama is facing an allegation of inappropriate conduct during a social gathering outside of work hours. In response to this situation, the Audit Committee promptly led an investigation, compiled a disciplinary action plan, reported the plan to the Board of Directors, and sought opinions from outside experts. Based on the above results, the Board of Directors was scheduled to make a decision on the disciplinary action. However, Mr. Aoyama submitted a notice of resignation today. The Company’s Board of Directors has determined that it is appropriate for Mr. Aoyama to resign from his position.

4.	Other

In light of the seriousness of this matter and based on his role as leader of the management team, Director, President and Representative Executive Officer Toshihiro Mibe also will voluntarily return 20% of his monthly compensation for a period of two months.

It is deeply regrettable that an individual positioned as a leader in the management of the Company, and who is expected to set an example for the respect of human rights and compliance with relevant laws and regulations, has become the subject of an allegation of conduct contrary to these principles. The Company sincerely apologizes for any discomfort caused by such conduct, and for the significant disturbance and concern it has caused to all stakeholders.

The Company takes this matter very seriously and recognizes the restoration of trust as its top priority. Moving forward, the Company is committed to further strengthen its company-wide compliance system.

The new management structure in response to this matter is under immediate consideration, which the Company will announce in the near future.